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April 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Alison White
       Document Control - EDGAR

RE:    Seligman Portfolios, Inc.
          Seligman Capital Portfolio
          Seligman Common Stock Portfolio
          Seligman Communications and Information Portfolio
          Seligman Global Technology Portfolio
          Seligman International Growth Portfolio
          Seligman Investment Grade Fixed Income Portfolio
          Seligman Large-Cap Value Portfolio
          Seligman Smaller-Cap Value Portfolio

       Post-Effective Amendment No. 45
       File No. 33-15253/811-05221

Dear Ms. White:

Registrant is filing Post-Effective Amendment No. 45 on Form N-1A pursuant to Rule 485(b) to bring the financial statements and other information included in the Registration Statement up to date pursuant to Section 10(a)(3) of the Securities Act of 1933. In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate. This Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

If you have any questions regarding this filing, please contact Joseph L. D'Allesandro at 212-850-1703 or Andrew Kirn at 612-678-9052.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
Seligman Portfolios, Inc.